                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                  Under the Securities Exchange Act of 1934*


                       TURNER BROADCASTING SYSTEM, INC.
______________________________________________________________________________
                               (Name of Issuer)

               Class B Common Stock, par value $.0625 per share
______________________________________________________________________________
                        (Title of Class of Securities)

                                  900262-502
______________________________________________________________________________
                                (CUSIP Number)

                                 Stephen M. Brett, Esq.
                                 Executive Vice President and General Counsel
                                 Tele-Communications, Inc.
                                 5619 DTC Parkway
                                 Englewood, CO  80111
                                 (303) 267-5500
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 12, 1996
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 pages

CUSIP No. 900262-502
          ----------


________________________________________________________________________________
     (1)      Names of Reporting Persons
              S.S. or I.R.S. Identification Nos. of Above Persons

              Tele-Communications, Inc.
              84-1260157
________________________________________________________________________________
     (2)      Check the Appropriate Box if a Member of a Group
                                                     (a)  [  ]
                                                     (b)  [  ]
________________________________________________________________________________
     (3)      SEC Use Only
________________________________________________________________________________
     (4)      Source of Funds

              Not Applicable
- --------------------------------------------------------------------------------
     (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
                   Items 2(d) or 2(e)                                       [  ]
- --------------------------------------------------------------------------------
     (6)      Citizenship or Place of Organization

              Delaware
- --------------------------------------------------------------------------------
 Number of    (7)  Sole Voting Power         29,657,482 shares*
Shares Bene-       -------------------------------------------------------------
  ficially    (8)  Shared Voting Power       453,838 shares*
 Owned by          -------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power    29,657,482 shares*
 ing Person        -------------------------------------------------------------
   With       (10) Shared Dispositive Power  453,838 shares*
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              30,111,320 shares*
________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares            [x]
________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

              21.5%*
________________________________________________________________________________
     (14)     Type of Reporting Person (See Instructions)
              CO, HC

- -------------------
     * Figures do not include (i) shares issuable pursuant to derivative securities referred to in Items 1, 2 and 5 of the Report, (ii) shares of equity securities of the Company, record title to which is in Lenfest Communications, Inc., beneficial ownership of which is disclaimed by the Reporting Person, or (iii) 225,000 shares of the Company's Class A Common Stock, par value $0.0625 per share, held by a subsidiary of the Reporting Person. Information regarding total shares outstanding of the Company's Class B Common Stock used to calculate the Reporting Person's percentage ownership of the Company's Class B Common Stock set forth in this Schedule 13D was provided by a representative of the Company.

                               Page 2 of 17 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        TURNER BROADCASTING SYSTEM, INC.
                          (Commission File No. 0-9334)


          This Report on Schedule 13D relates to (i) shares of the Class B common stock, par value $.0625 per share (the "Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation (the "Company" or "Issuer"),
(ii) shares of the Issuer's Class C Convertible Preferred Stock, par value $.125 per share (the "Class C Preferred Stock"), each of which is currently convertible into six (6) shares of Class B Common Stock and (iii) shares of the Issuer's Class A common stock, par value $.0625 per share (the "Class A Common Stock", and together with Class B Common Stock and the Class C Preferred Stock, the "Company Capital Stock"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on August 10, 1994, and amended by Amendment No. 1 on October 19, 1995, in respect of the Issuer, is hereby amended in its entirety as set forth herein, and this Report constitutes Amendment No. 2 to such Report on Schedule 13D.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.   SECURITY AND ISSUER
          -------------------

          The class of equity securities to which this Report relates is the Class B Common Stock. The Issuer has its principal executive offices at One CNN Center, Atlanta, Georgia 30348.

          This Report also includes (a) the following derivative securities: (i) shares of the Issuer's Class C Preferred Stock, each of which is presently convertible into six (6) shares of the Issuer's Class B Common Stock; and (ii) rights, if any, exercisable within 60 days, to acquire beneficial ownership of any of the Issuer's equity securities, by way of anti-dilution or pre-emptive rights or otherwise and, (b) shares of the Issuer's Class A Common Stock.

                               Page 3 of 17 pages

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          This statement is being filed by TCI, a Delaware corporation, whose principal executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111.

          The Reporting Person, through its subsidiaries and affiliates, is principally engaged in the acquisition, development and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. The Reporting Person also has investments (i) in cable and telecommunications operations and television programming operations in certain international markets and (ii) in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

          Schedule 1 attached to this Report contains the following information concerning each director and executive officer of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated by reference herein.

          To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the Reporting Person, nor to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Not applicable.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          The Company, Time Warner Inc., a Delaware corporation ("Time Warner"), TW Inc., a Delaware corporation and wholly owned subsidiary of Time Warner ("Holdco"), Time Warner Acquisition Corp. a Delaware corporation and wholly owned subsidiary of Holdco ("Delaware Sub"), and TW Acquisition Corp., a Georgia corporation and wholly owned subsidiary of Holdco ("Georgia Sub") have entered into an Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, as amended by Amendment No. 1 thereto dated as of August 8, 1996 (as so amended, the "Merger Agreement"), which provides for the merger of Delaware Sub into Time Warner (the"TW Merger") and the simultaneous merger of Georgia Sub into the Company (the "Company Merger" and together with the TW Merger, the "Mergers") in a transaction in which the outstanding capital stock of Time Warner and the Company, respectively will be converted into capital stock of Holdco and

                               Page 4 of 17 pages
each of Time Warner and the Company will become a wholly owned subsidiary of Holdco. Following the Mergers, Holdco will be renamed Time Warner Inc. A copy of the Merger Agreement has been incorporated by reference as Exhibit A hereto. The transactions contemplated by the Merger Agreement are referred to herein collectively as the "Transaction."

          After an extensive review of the Transaction by the staff of the Federal Trade Commission (the "FTC") and in order to eliminate certain concerns raised by the staff of the FTC regarding possible competitive effects of the Transaction, Time Warner, the Company, the Reporting Person and Liberty Media Corporation, a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("LMC") entered into the Agreement Containing Consent Order (including the related Interim Agreement, the "FTC Consent Decree") dated August 14, 1996, as amended on September 4, 1996 with the FTC. The FTC Consent Decree was initially accepted by the FTC on September 12, 1996, subject to public comment, and will terminate on the tenth anniversary of the final acceptance thereof by the FTC.

          In connection with the parties' entering into the FTC Consent Decree, LMC and certain subsidiaries of LMC (together with LMC, the "LMC Parties"), entered into a Second Amended and Restated LMC Agreement dated as of September 22, 1995 (the "LMC Agreement") with Time Warner and Holdco. The following discussion is qualified in its entirety by reference to the complete text of the LMC Agreement, a copy of which has been filed as Exhibit B hereto and is incorporated herein by reference.

          Pursuant to the LMC Agreement, subject to the conditions set forth therein, the LMC Parties have agreed to attend the meeting of the Company's shareholders relating to the proposal to approve the Merger Agreement (the "Company Meeting") and to vote all shares of the Company Capital Stock owned by them in favor of the approval of the Company Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. This agreement of the LMC Parties is subject to the satisfaction of the following conditions as of the time of the Company Meeting: (a) the Merger Agreement shall not have been amended in any respect, nor shall any right of the Company or obligation of Time Warner thereunder have been waived, other than any amendments and waivers that do not change the consideration to be received in exchange for Company Capital Stock or the exchange ratio therefor and that, when taken together with all other amendments and waivers, do not have a material adverse effect on the value of the consideration to be received in exchange for Company Capital Stock in the Company Merger, (b) R.E. Turner, III, as a shareholder of the Company, shall have voted or shall simultaneously be voting all his shares of Company Capital Stock in favor of the approval of the Company Merger, (c) Time Warner shall have obtained approval for the Transaction from its stockholders, (d) no judgment shall have been entered and be continuing that restrains or enjoins any LMC Party from voting its shares of Company Capital Stock and (e) no Change of Control Event (as defined in the LMC Agreement) shall have occurred with respect to Time Warner or Holdco (except as contemplated by the LMC Agreement).
Pursuant to the LMC Agreement and subject to the terms and conditions set forth therein, the LMC Parties have agreed (i) not to grant a proxy with respect to their shares of the Company Capital Stock, and (ii) not to transfer their shares of the Company Capital Stock to any person other than Time Warner unless such transferee agrees to be bound by the LMC Agreement.

          The LMC Parties and Time Warner have agreed to use their reasonable efforts to take all actions, including obtaining any required consents from governmental authorities (including entering into the FTC Consent Decree), necessary for the consummation of the

                               Page 5 of 17 pages

Transaction and to defend any proceedings challenging the Transaction. Notwithstanding the foregoing, nothing in the LMC Agreement imposes any obligation or duty on the part of the Reporting Person or any of its affiliates
(i) to agree to, approve or otherwise be bound by or satisfy, any condition to the grant or effectiveness of any approval of any governmental agency required in connection with the consummation of the Transaction that requires the surrender or modification in any significant respect of any license, franchise or permit held by the Reporting Person or any of its affiliates, the divestiture of any assets of the Reporting Person or any of its affiliates, the holding of any such assets in a trust or otherwise separate and apart from such person's other assets, limitations on such person's freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or its enjoyment of the full rights of ownership, possession and use of any asset now owned or hereafter acquired by such person (including any requirement not to receive shares of Holdco capital stock pursuant to the Merger Agreement or otherwise), any agreement to divest any such shares, any requirement not to receive, or to agree to divest, shares of Holdco capital stock to be received pursuant to the LMC Agreement, any change in such person's ownership or in any rights of or arrangements among its equity holders or any other restrictions, limitations, requirements or conditions which are or might be burdensome or adverse to any such person (in any such case, other than as provided in the FTC Consent Decree or required by the LMC Agreement), (ii) to agree to enter into or be bound by any settlement or judgment (other than the FTC Consent Decree), (iii) to agree to any changes to the terms of the LMC Agreement or any of the agreements contemplated by the LMC Agreement, or (iv) to seek or agree to any changes to the terms of the FTC Consent Decree.

          Pursuant to the LMC Agreement, Time Warner has agreed, upon the written request of LMC, to terminate the Merger Agreement and abandon the Merger in certain circumstances, including if (a) on the date fixed for the consummation of the Transaction (the "Closing Date"), the LMC Agreement, any agreement contemplated by the LMC Agreement, the Merger Agreement or the consummation of the Mergers or any other transaction contemplated by the LMC Agreement shall be illegal or would result in the imposition on the LMC Parties or their successors of damages or penalties or if the FTC shall have failed to accept or denied acceptance of the FTC Consent Decree for public comment or there shall be pending any suit by any governmental agency in which the relief sought would have any such effects or any effect described in the last sentence of the immediately preceding paragraph (including any proceeding with respect to an alleged violation of the FTC Consent Decree but excluding any other proceeding contemplated by the FTC Consent Decree), (b) on the Closing Date, any consent or approval of any governmental agency required in connection with the consummation of the Transactions shall be subject to any condition referred to in the last sentence of the immediately preceding paragraph, (c) a Holdco stockholder rights plan, if adopted at or prior to the Closing, shall differ in any material respect from the Time Warner rights plan now in existence, as amended in accordance with the Rights Amendment (as defined in the LMC Agreement), (d) on or prior to the Closing Date, a Change in Control Event shall have occurred or on the Closing Date a Takeover Proposal (as defined in the LMC Agreement) with respect to Time Warner shall be pending, (e) any action shall have been taken by Time Warner that if taken after the effective time of the Merger would result in a Prohibited Effect (as such term is defined in the LMC Agreement), (f) as of the Closing Date, any party (other than LMC and its affiliates) shall be in breach of its obligations under the LMC Agreement or any other agreement contemplated by the LMC Agreement or (g) as of the Closing Date, any required approval by the stockholders of Time Warner for the consummation of the

                               Page 6 of 17 pages
transactions contemplated by the Merger Agreement, the LMC Agreement and the other agreements contemplated by the LMC Agreement shall not have been obtained.

          Pursuant to a Contribution and Exchange Agreement dated as of September 22, 1995 among Time Warner, Holdco, LMC, TCI Turner Preferred, Inc., a Colorado corporation and wholly-owned subsidiary of LMC ("TCITP"), and Liberty Broadcasting Inc., an Oregon corporation and direct wholly-owned subsidiary of TCITP ("LBI"), at LMC's election (the "Contribution Election"), TCITP and LBI will contribute all of the stock of United Cable Turner Investment Inc. ("UCTI"), their subsidiary that holds a portion of the Company Capital Stock beneficially owned by the Reporting Person, to Holdco simultaneously with the closing of the Transaction. If LMC makes the Contribution Election, TCITP and LBI will receive from Holdco 0.75 of a share of Holdco Common Stock for each share of the Class B Common Stock of the Company and 4.80 shares of the Holdco Common Stock for each share of the Class C Preferred Stock of the Company held by UCTI, which exchange ratios are identical to those provided for the Company Merger in the Merger Agreement. A copy of the Contribution and Exchange Agreement is filed as Exhibit C hereto and is incorporated herein by reference.

          Additionally, in connection with the Transaction, the Company and LMC Southeast Sports, Inc., an affiliate of the Reporting Company ("Southeast"), have entered into an agreement, dated as of September 22, 1995 (the "SportSouth Agreement"), providing for the sale by the Company to Southeast of the Company's interest in SportSouth Network, Ltd., a regional sports cable network, for approximately $65,000,000. A copy of the SportSouth Agreement has been incorporated by reference as Exhibit D hereto.

          Subject to the foregoing, the Reporting Person intends to continuously review its investment in the Company. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company generally, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general industry, economic and stock market conditions, including, but not limited to, the market price of the Class B Common Stock of the Company. Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Class B Common Stock or other capital stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of the Company's capital stock or to change its intention with respect to any or all of the matters referred to in this Item.

                               Page 7 of 17 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) The Reporting Person has beneficial ownership, through certain indirect subsidiaries and affiliates of 30,111,320 shares of Class B Common Stock, which constitutes 21.5% of the Class B Common Stock outstanding, not including, in either such case, Class B Common Stock issuable upon the conversion of outstanding shares of Class C Preferred Stock.

          The Reporting Person has beneficial ownership, through certain indirect subsidiaries and affiliates, of 6,087,080 shares of Class C Preferred Stock, constituting 49.1%* of the outstanding shares of such class. Each share of Class C Preferred Stock is currently convertible into six shares of Class B Common Stock.

          Assuming the conversion of all outstanding shares of Class C Preferred Stock into Class B Common Stock, the Reporting Person would own 66,633,800 shares of Class B Common Stock, constituting 31.1% of the Class B Common Stock outstanding on such basis.*

          The following tables indicate the legal entities through which the Reporting Person derives its beneficial ownership of Class B Common Stock and Class C Preferred Stock.

- -------------------
     * Information regarding total shares outstanding of the Company's Class C Preferred Stock used to calculate the Reporting Person's percentage ownership set forth in this Schedule 13D of the Company's Class C Preferred Stock and Class B Common Stock assuming conversion of all outstanding shares of the Company's Class C Preferred Stock was provided by a representative of the Company.

                               Page 8 of 17 pages

                                    TABLE I
                       SOLE VOTING AND DISPOSITIVE POWER

                                                         Holdings
                                            ------------------------------
                                              Class B         Class C
                 Entity                     Common Stock  Preferred Stock
                 ------                     ------------  ---------------
Communications Capital Corp. (1)              29,237,671               --

TCI Turner Preferred, Inc. (1)                    47,100          119,099

United Cable Turner Investment, Inc. (1)              --        5,820,452

TCI TKR of Southern Kentucky, Inc. (2)           372,711               --
                                              ----------        ---------
                                              29,657,482        5,939,551

- -------------------
(1)  Wholly owned subsidiary of TCI.
(2) TCI has an indirect majority (70%) interest in TCI TKR Limited Partnership, which is the sole stockholder of TCI TKR of Southern Kentucky, Inc. A minority (30%) interest in TCI TKR Limited Partnership is owned by SCI Cable Partners, of which respective subsidiaries of TCI and Knight Ridder Cablevision, Inc. each own 50%. Through its 50% interest in SCI Cable Partners, TCI holds a further 15% beneficial interest in TCI TKR Limited Partnership, for a total beneficial interest in TCI TKR Limited Partnership of 85%.

                                    TABLE II
                      SHARED VOTING AND DISPOSITIVE POWER

                                                         Holdings
                                            ------------------------------
                                              Class B         Class C
                 Entity                     Common Stock  Preferred Stock
                 ------                     ------------  ---------------
TKR Cable Company (3)                          453,838        147,529

- -------------------
(3)  50% owned subsidiary of TCI.

                               Page 9 of 17 pages

     The foregoing does not include 47,208 shares (less than 0.1%) of Class B Common Stock owned by Lenfest Communications, Inc. ("Lenfest"), a 50% owned subsidiary of a subsidiary of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership. Pursuant to certain existing arrangements between Lenfest and the Reporting Person, the Reporting Person does not have any power to vote or dispose of, or to direct the voting or disposition of, any of the Class B Common Stock owned by Lenfest.

     None of the other persons referred to in Item 2 of this Report beneficially owns any shares of Class B Common Stock, except Peter R. Barton, who may be deemed to have beneficial ownership with respect to 300 shares (less than 0.001%) of Class B Common Stock held in trust for his children. Jerome Kern disclaims beneficial ownership of any shares of Class B Common Stock that may be owned by Diane Kern, his spouse.

     (b) The Reporting Person has the SOLE power to vote or to direct the voting of 29,657,482 shares of the Class B Common Stock that it beneficially owns and has the SOLE power to dispose of, or to direct the disposition of 29,657,482 shares of the Class B Common Stock that it beneficially owns. The Reporting Person has SHARED power to vote or to direct the voting of 453,838 shares of the Company's Class B Common Stock and has SHARED power to dispose of or to direct the disposition of 453,838 shares of the Class B Common Stock that it beneficially owns. It also has (i) SOLE voting and investment power over up to 35,637,306 shares of Class B Common Stock and (ii) SHARED voting and investment power over up to 885,174 shares of Class B Common Stock which may hereafter be issued by the Company upon the conversion of the shares of Class C Preferred Stock beneficially owned by the Reporting Person, as indicated above.

     (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any other person referred to in Item 2 has effected any transaction in the Class B Common Stock during the past sixty (60) days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Common Stock beneficially owned by the Reporting Person, except its wholly owned subsidiaries, and then only for the benefit of the Reporting Person.

     The Reporting Person also beneficially owns 225,000 shares of the Company's Class A Common Stock, constituting less than 1% of the Class A Common Stock outstanding. Pursuant to the Articles of Incorporation of the Company, the shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters as to which such shares are entitled to vote (except as otherwise provided by law), with the holders of Class A Common Stock entitled to two votes per share and the holders of Class B Common Stock entitled to one-fifth of a vote per share. The Class A Common Stock is not convertible into Class B Common Stock. The following other persons referred to in Item 2 of this Report beneficially own the number of shares of Class A Common Stock indicated opposite their names (in each case constituting less than 0.01% of such class):

                              Page 10 of 17 pages


Name(1)                     Number of Shares(1)
- -------                     -------------------

Peter R. Barton (2)                 600

Bernard W. Schotters, II           1000

Fred A. Vierra                      950

- -------------------
(1) Does not include any shares that may be owned by Diane Kern as to which Jerome Kern disclaims beneficial ownership.
(2)  Held in trust for Mr. Barton's children.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF ISSUER
          -----------------------

          The discussion contained in Item 4 hereof is hereby incorporated herein by reference. There are presently no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Report or between such persons and any other person with respect to any securities of the Company other than those described in Item 4 hereof and other than the agreements, filed or incorporated by reference herein as Exhibits D, E, F, G, H and I.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          A. Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., TW Inc., Time Warner Acquisition Corp., TW Acquisition Corp. and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated December 1, 1995, Commission File No. 0-9334) as amended by Amendment No. 1 thereto dated as of August 8, 1996 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated September 6, 1996, Commission File No. 0-9334).

          B. Second Amended and Restated LMC Agreement dated as of September 22, 1995, among Time Warner Inc., TW Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation.

          C. Contribution and Exchange Agreement dated as of September 22, 1995 among Time Warner Inc., TW Inc., TCI Turner Preferred, Inc., Liberty Media Corporation and Liberty Broadcasting, Inc.

          D. Stock Purchase Agreement, dated as of September 22, 1995, between Turner Broadcasting System, Inc. and LMC Southeast Sports, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, dated October 5, 1995, Commission File No. 0-9334).

          The following exhibits are hereby incorporated by reference to the initial Schedule 13D, dated June 11, 1987, filed June 15, 1987, by Tele-Communications, Inc. (the

                              Page 11 of 17 pages
predecessor of the Reporting Person) in respect of the Company, under Commission File No. 0-05550 (the "Predecessor Schedule 13D") and the amendments thereto:

          E. Investors Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., TCI Turner Preferred, Inc., United Cable Turner Investment Inc., TKR Cable Company and the other parties named therein (collectively the "Investors") (incorporated by reference to Exhibit F of the Predecessor Schedule
13D).

          F. Shareholders' Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., R.E. Turner, III, and the Investors (the "Shareholders' Agreement") (incorporated by reference to Exhibit G of the Predecessor Schedule 13D).

          G. Agreement dated as of June 3, 1987, among Time Incorporated, Time TBS Holdings, Inc., Tele-Communications, Inc., TCI Turner Preferred, Inc., United Artists Communications, Inc., and United Cable Television Corporation (incorporated by reference to Exhibit H of the Predecessor Schedule 13D).

          H. Voting Agreement dated as of June 3, 1987, among TCI Turner Preferred, Inc., Time TBS Holdings, Inc., United Artists Communications, Inc., United Cable Television Corporation, Warner Cable Communications, Inc. and Continental Cablevision, Inc. (incorporated by reference to Exhibit I of the Predecessor Schedule 13D).

          I. First Amendment dated as of April 15, 1988, to Shareholders' Agreement, (incorporated by reference to Exhibit (a) to Amendment No. 5 dated August 9, 1988, to the Predecessor Schedule 13D).

                              Page 12 of 17 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 12, 1996


                              TELE-COMMUNICATIONS, INC.



                              By:  /s/  Stephen M. Brett
                                 ----------------------------------
                                 Name:  Stephen M. Brett
                                 Title: Executive Vice President

                              Page 13 of 17 pages

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                                               Principal Business
                                                               or Organization in
                           Principal Occupation and          Which Such Employment
Name                          Business Address                    Is Conducted
- ----                       -------------------------         ---------------------

Bob Magness                Chairman of the Board and         Cable television and
                           Director of TCI                   telecommunications; and
                           5619 DTC Parkway                  programming services
                           Englewood, CO 80111

John C. Malone             President and Chief Executive     Cable television and
                           Officer and Director of TCI       telecommunications; and
                           5619 DTC Parkway                  programming services
                           Englewood, CO 80111

Donne F. Fisher            Consultant and Director of TCI    Cable television and
                           5619 DTC Parkway                  telecommunications; and
                           Englewood, CO 80111               programming services

John W. Gallivan           Director of TCI;                  Newspaper publishing
                           Chairman of the Board of
                           Kearns-Tribune Corporation
                           400 Tribune Building
                           Salt Lake City, UT 84111

Tony Lee Coelho            Director of TCI; Chairman of      Investment Services
                           the Board and Chief Executive
                           Officer of ETC w/tci, Inc.;
                           Chairman and Chief Executive
                           Officer of Coelho Associates,
                           LLC
                           1325 Avenue of the Americas,
                           26th Floor
                           New York, New York 10019

Kim Magness                Director of TCI and TCI           Management of personal
                           Communications, Inc.;             investments
                           Manages various personal
                           investments;
                           4000 E. Belleview
                           Englewood, CO 80111


                              Page 14 of 17 pages


Robert A. Naify            Director of TCI;                  Motion Picture Industry
                           President and C.E.O. of
                           Todd-AO Corporation;
                           172 Golden Gate Avenue
                           San Francisco, CA 94102

Jerome H. Kern             Director of TCI; Business         Business Consulting; Law
                           Consultant; Special Counsel to
                           Baker & Botts, L.L.P.
                           5619 DTC Parkway
                           Englewood, CO 80111

Gary K. Bracken            Senior Vice President &           Cable television and
                           Controller of TCI                 telecommunications; and
                           Communications, Inc.              programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Stephen M. Brett           Executive Vice President,         Cable television and
                           Secretary and General Counsel     telecommunications; and
                           of TCI                            programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Brendan R. Clouston        Executive Vice President and      Cable television and
                           Chief Operating Officer of TCI    telecommunications; and
                           5619 DTC Parkway                  programming services
                           Englewood, CO 80111

Barry P. Marshall          Executive Vice President of TCI   Cable television and
                           Communications, Inc.              telecommunications; and
                           5619 DTC Parkway                  programming services
                           Englewood, CO 80111

Larry E. Romrell           Executive Vice President of TCI;  Cable television and
                           5619 DTC Parkway                  telecommunications; and
                           Englewood, CO 80111               programming services

Bernard W. Schotters, II   Senior Vice President - Finance   Cable television and
                           & Treasurer of TCI                telecommunications; and
                           Communications, Inc.              programming services
                           5619 DTC Parkway
                           Englewood, CO 80111

Robert N. Thomson          Senior Vice President -           Cable television and
                           Government Affairs of TCI         telecommunications; and
                           Communications, Inc.              programming services
                           5619 DTC Parkway
                           Englewood, CO 80111


                              Page 15 of 17 pages


Fred A. Vierra             Executive Vice President of       Cable television and
                           TCI; Chief Executive Officer      telecommunications; and
                           5619 DTC Parkway                  programming services
                           Englewood, CO 80111


Peter R. Barton            Executive Vice President of TCI   Cable television and
                           5619 DTC Parkway                  telecommunications; and
                           Englewood, CO 80111               programming services

                              Page 16 of 17 pages

                                 EXHIBIT INDEX

          A. Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., TW Inc., Time Warner Acquisition Corp., TW Acquisition Corp. and Turner Broadcasting System, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated December 1, 1995, Commission File No. 0-9334) as amended by Amendment No. 1 thereto dated as of August 8, 1996 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated September 6, 1996, Commission File No. 0-9334).

          B. Second Amended and Restated LMC Agreement dated as of September 22, 1995, among Time Warner Inc., TW Inc., Liberty Media Corporation and certain subsidiaries of Liberty Media Corporation.

          C. Contribution and Exchange Agreement dated as of September 22, 1995 among Time Warner Inc., TW Inc., TCI Turner Preferred, Inc., Liberty Media Corporation and Liberty Broadcasting, Inc.

          D. Stock Purchase Agreement, dated as of September 22, 1995, between Turner Broadcasting System, Inc. and LMC Southeast Sports, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, dated October 5, 1995, Commission File No. 0-9334).

          The following exhibits are hereby incorporated by reference to the initial Schedule 13D, dated June 11, 1987, filed June 15, 1987, by Tele-Communications, Inc. (the predecessor of the Reporting Person) in respect of the Company, under Commission File No. 0-05550 (the "Predecessor Schedule 13D") and the amendments thereto:

          E. Investors Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., TCI Turner Preferred, Inc., United Cable Turner Investment Inc., TKR Cable Company and the other parties named therein (collectively the "Investors") (incorporated by reference to Exhibit F of the Predecessor Schedule
13D).

          F. Shareholders' Agreement dated June 3, 1987, among Turner Broadcasting System, Inc., R.E. Turner, III, and the Investors (the "Shareholders' Agreement") (incorporated by reference to Exhibit G of the Predecessor Schedule 13D).

          G. Agreement dated as of June 3, 1987, among Time Incorporated, Time TBS Holdings, Inc., Tele-Communications, Inc., TCI Turner Preferred, Inc., United Artists Communications, Inc., and United Cable Television Corporation (incorporated by reference to Exhibit H of the Predecessor Schedule 13D).

          H. Voting Agreement dated as of June 3, 1987, among TCI Turner Preferred, Inc., Time TBS Holdings, Inc., United Artists Communications, Inc., United Cable Television Corporation, Warner Cable Communications, Inc. and Continental Cablevision, Inc. (incorporated by reference to Exhibit I of the Predecessor Schedule 13D).

          I. First Amendment dated as of April 15, 1988, to Shareholders' Agreement, (incorporated by reference to Exhibit (a) to Amendment No. 5 dated August 9, 1988, to the Predecessor Schedule 13D).

                              Page 17 of 17 pages